                                  SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  GetThere Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock,
                           $0.0001 par value per share
                         (Title of Class of Securities)
--------------------------------------------------------------------------------


                                   374266 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                James F. Brashear
                           GetThere Acquisition Corp.
                         c/o Sabre Holdings Corporation
                           4255 Amon Carter Boulevard
                             Fort Worth, Texas 76155
                                 (817) 967-1273

                                 with a copy to:

                                Charles M. Nathan
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8000

         (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                 August 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 374266-10-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     SABRE HOLDINGS CORPORATION
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group (See Instructions)                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     BK
-------------------------------------------------------------------------------
 (5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    10,017,778(1)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,017,778(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    / /
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
(1) See Items 4 and 5 hereof.

                                  SCHEDULE 13D

CUSIP No. 374266-10-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     GETTHERE ACQUISITION CORP.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group (See Instructions)                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     AF
-------------------------------------------------------------------------------
 (5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     DELAWARE
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    10,017,778(1)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,017,778(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    / /
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
(1) See Items 4 and 5 hereof.

                                  SCHEDULE 13D

CUSIP No. 374266-10-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     JAMES E. MURPHY
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group (See Instructions)                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
 (5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     UNITED STATES
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    10,017,778(1)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,017,778(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    / /
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
(1) See Items 4 and 5 hereof.

                                  SCHEDULE 13D

CUSIP No. 374266-10-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     JAMES F. BRASHEAR
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group (See Instructions)                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
 (5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     UNITED STATES
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    10,017,778(1)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,017,778(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    / /
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
(1) See Items 4 and 5 hereof.

                                  SCHEDULE 13D

CUSIP No. 374266-10-4


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

     JEFFERY M. JACKSON
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member                           (a)  / /
     of a Group (See Instructions)                                   (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
 (5) Check Box If Disclosure of Legal Proceedings is Required Pursuant to / / Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     UNITED STATES
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    10,017,778(1)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    -0-
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     10,017,778(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares    / /
     (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     28.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
(1) See Items 4 and 5 hereof.

CUSIP No. 374266-10-4

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D (this "SCHEDULE 13D") relates to the shares of common stock, $0.0001 par value ("COMMON Stock") and Series D3 Preferred Stock, $0.0001 par value ("PREFERRED STOCK" and together with the Common Stock, "SHARES"), of GetThere Inc., a Delaware corporation (the "COMPANY"). The principal executive offices of the Company are located at 4045 Campbell Avenue, Menlo Park, California 94025.

ITEM 2. IDENTITY AND BACKGROUND.

         (a), (b) and (c). This Statement is filed by Sabre Holdings Corporation, a Delaware corporation ("PARENT"), GetThere Acquisition Corp., a Delaware corporation ("OFFEROR" and together with Parent, the "SABRE PARTIES"), James E. Murphy, James F. Brashear and Jeffery M. Jackson (collectively, the "PROXY HOLDERS"). Parent is a publicly traded holding company which applies information technology to meet the needs of the travel and transportation industries. It is not anticipated that, prior to the consummation of the Offer (as defined below) and the Merger (as defined below), Offeror will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger. James E. Murphy is Senior Vice President of Corporate Development and Treasurer of Parent. James F. Brashear is Deputy General Counsel and Corporate Secretary of Parent. Jeffery M. Jackson is Chief Financial Officer of Parent. The principal business address of each of the Proxy Holders and the principal business offices of each of Parent and Offeror are located at 4255 Amon Carter Boulevard, Fort Worth, Texas 76155. Attached hereto as Exhibit 1 is a list of all executive officers and directors of the Sabre Parties, including the principal business address, the principal occupation or employment of each.

         (d) and (e). During the five years prior to the date hereof, none of the Proxy Holders, Sabre Parties nor, to the knowledge of the Sabre Parties, any executive officer or director of any of the Sabre Parties, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f). Each of Parent and Offeror is organized under the laws of Delaware. Each director and executive officer of Parent and Offeror, including James E. Murphy, James F. Brashear and Jeffery M. Jackson is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required to purchase all of the Shares and to pay Parent's related fees and expenses is approximately $770 million. Offeror intends to obtain all of such funds from Parent. Parent will obtain such funds pursuant to short-term financing loans from various lending institutions and from available working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         On August 28, 2000, Parent, Sabre Inc.("Parent Sub") and the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"). Subsequent to entering into the Merger Agreement, Parent Sub assigned its rights and obligations under the Merger Agreement to Offeror pursuant to an Assignment and Assumption Agreement dated August 30, 2000 (the "ASSIGNMENT AND ASSUMPTION AGREEMENT"). The summary of the Merger Agreement provided in this Schedule 13D gives effect to the Assignment and Assumption Agreement.

         The Merger Agreement provides for the commencement, within ten business days from the date of execution of the Merger Agreement, by Offeror of a cash tender offer (as it may be amended from time to time as permitted by the Merger Agreement, the "Offer") to purchase all of the Company's outstanding Shares for $17.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. Provided sufficient Shares are acquired by Offeror, and subject to the terms and conditions set forth in the Merger Agreement, Offeror will be merged with and into the Company (the "MERGER"), with the Company continuing as the surviving corporation (the "SURVIVING CORPORATION") as a wholly-owned subsidiary of Parent. In the event Offeror acquires at least 90% of the Shares, Offeror will commence a short-form merger pursuant to Section 253 of the General Corporation Law of the State of Delaware ("DGCL") in order to effect the Merger. If Offeror is unable to acquire at least 90% of the Shares, but does acquire at least 50% of the Shares, it will hold a stockholders meeting in accordance with the DGCL in order to effect the Merger. At any such stockholders meeting, all of the Shares then owned by Offeror will be voted to approve the Merger. Following the Merger, the Company will become a wholly-owned subsidiary of Parent and the Common Stock will be delisted from all exchanges and cease to be authorized to be quoted on all inter-dealer quotation systems of a registered national securities association.

         Pursuant to the Merger Agreement, Parent and Offeror agreed to file a Tender Offer Statement on Schedule TO including an offer to purchase, letter of transmittal and certain other offer documents with the Securities and Exchange Commission and make any filings required by applicable state law relating to the Offer and the Merger. In addition, the Company agreed to file with the Securities and Exchange Commission on the date of the commencement of the Offer a Schedule 14D-9 containing the recommendations of its Board of Directors in favor of the Offer and the Merger.

         The Merger Agreement provides that, promptly upon the acceptance for payment of and payment for any Shares by Offeror, Offeror shall be entitled to designate such number of directors, rounded up to the next whole number, equal to the number of directors currently on the Board of Directors of the Company (the "BOARD") multiplied by Offeror's percentage ownership of the Company. In connection with the foregoing, the Company agreed, subject to applicable law, either to increase the size of the Board and/or to obtain the resignation of such number of its current directors to enable Offeror's designees to be elected or appointed to the Board. Prior to the date on which the certificate of merger is filed with the Delaware Secretary of State (the "EFFECTIVE Time"), the Board will always have at least two members who are neither officers, directors, stockholders or designees of Offeror or any of its affiliates ("OFFEROR INSIDERS") and each committee of the Board shall have at least one member who is not an Offeror Insider. If the number of directors who are not Offeror Insiders is reduced below two for any reason prior to the Effective Time, then the remaining director who is not an Offeror Insider shall be entitled to designate a person to fill such vacancy who is not an Offeror Insider and who shall be a director not deemed to be an Offeror Insider for all purposes of the Merger Agreement. Subject to the foregoing, it is currently anticipated that Offeror will designate such persons listed on Exhibit 1 as Offeror shall determine to serve as directors of the Company following consummation of the Offer.

         Under the terms of the Merger Agreement, the Company agreed (subject to certain fiduciary exceptions) not to knowingly encourage, solicit, participate in or initiate discussions or negotiations with, or provide any nonpublic information to, any person other than Parent and Offeror and their affiliates with respect to any inquiries or the making of any offer or proposal concerning an acquisition of at least 50% of the stock or assets of the Company. Notwithstanding the foregoing, the Company is permitted to furnish information and enter into discussions or negotiations with a third party that makes an unsolicited offer or proposal concerning the acquisition of at least 50% of the stock or assets of the Company if and only to the extent that the Board determines (after consultation with counsel and its financial advisors): (i) such offer or proposal has a reasonable probability of being more favorable or is more favorable from a financial point of view than the Offer and the other transactions contemplated by the Merger Agreement, (ii) the failure to enter into discussions or negotiations with such third party would violate the directors' fiduciary duties under Delaware law, and (iii) the Company receives from such third party a confidentiality agreement substantially in the form of the confidentiality agreement entered into by Parent and the Company. The Company also agreed to notify Parent promptly if it receives an offer or proposal concerning the acquisition of at least 50% of the stock or assets of the Company and to provide Parent with any material information relating to such offer or proposal.

         Pursuant to the Merger Agreement, the Company has agreed to pay to Parent a termination fee of $22.5 million if:

       o      Parent terminates the Merger Agreement and:

              o the Board fails to recommend the Offer to the Company's stockholders;

              o the Board modifies or changes its recommendation in a manner adverse to the interests of Parent; or

              o the Board recommends an alternative proposal to the Company's stockholders.

       o after an alternative proposal is announced or made known to the Company, Parent terminates the Merger Agreement because:

              o the Company has breached its representations, warranties or covenants contained in the Merger Agreement;

              o      such breach is not cured within 30 days of notice; and

              o such breach is reasonably likely to prevent, materially delay, or materially impair the ability of the Company, Offeror or Parent to consummate the Merger.

       o an alternative proposal is either announced or made known to the Company within the 60 day period immediately preceding the termination of the Merger Agreement and Parent or the Company terminate the Merger Agreement as a result of a failure by Parent to purchase the Shares pursuant to the Offer on:

       o      February 28, 2001 (the "DROP DEAD DATE");

              o April 30, 2001, if either party extended the Drop Dead Date because all of the conditions to the Offer had been satisfied by the Drop Dead Date, but regulatory approval had not been obtained; or

              o July 30, 2001, if under certain conditions, Parent has opted to further extend the Drop Dead Date.

       o Parent terminates the Offer because the number of Shares which represent at least a majority of the Shares have not been validly tendered and not withdrawn immediately prior to the expiration of the Offer and:

              o prior to the termination of the Offer an alternative proposal shall have been made public or made known to the Company; or

              o within 6 months following the termination either the Board of Directors authorizes, enters into, engages in, recommends, or approves a transaction whereby a third party acquires at least 20% of the stock or assets of the Company.

       Under the terms of the Merger Agreement, Parent has agreed to pay the Company a termination fee of $22.5 million if:

       o prior to the termination of the Merger Agreement, either the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission (the "ANTITRUST AUTHORITIES") obtains a non-appealable final injunction enjoining the Merger;

       o on or after the Drop Dead Date, either Parent or the Company terminate the Merger Agreement and, at the time of such termination:

              o an Antitrust Authority shall have commenced an injunctive action seeking to prevent consummation of the Merger;

              o Parent is not contesting such injunctive action in good faith with a reasonable belief that Parent will prevail; and

              o      the Company has complied with certain conditions.

       o on or after July 30, 2001 the Company terminates the Merger Agreement and:

              o an Antitrust Authority has previously commenced an injunctive action seeking to enjoin the consummation of the Merger and

              o the Company has complied with certain conditions specified in the Merger Agreement.

       In contemplation of entering into the Merger Agreement, and in order to expedite the acquisition of the Company, Parent and Parent Sub entered into certain stockholder agreements, dated August 28, 2000 (the "STOCKHOLDER AGREEMENTS"). Subsequent to entering into the Stockholders Agreements, Parent Sub assigned its rights and obligations under the Stockholders Agreements to Offeror pursuant to the Assignment and Assumption Agreement.

       The Stockholders Agreements are with the following parties (collectively, the "STOCKHOLDER PARTIES"):

       o Gadi Maier, Marlene Maier Annuity Trust (1999), Gadi Maier Annuity Trust (1999) and Gadi Maier & Marlene Maier Trust 1999 (for an aggregate of 1,056,325 shares of Common Stock);

       o Richard D.C. Whilden, The Whilden Family Revocable Trust Dated June 17, 1988 and The Whilden Family Irrevocable Trust Dated October 1999 ("WHILDEN") (for an aggregate of 818,250 shares of Common Stock);

       o U.S. Venture Partners V, L.P., USVP V International, L.P., 2180 Associates Fund V, L.P. and USVP Entrepreneur Partners V, L.P. ("US VENTURE") (for an aggregate of 1,734,277 shares of Common Stock);

       o Brentwood Associates VII, L.P. and Brentwood Affiliates Fund, L.P. ("BRENTWOOD") (for an aggregate of 2,543,293 shares of --------- - Common Stock);

       o Ambassadors International, Inc. ("AMBASSADORS") (for an aggregate of 494,132 shares of Common Stock);

       o American Express Travel Related Services Company, Inc. ("AMEX TRAVEL") (for an aggregate of 3,371,500 shares of Common Stock and one share of Series D3 Preferred Stock).

       A form of stockholder agreement which is substantially similar in all material respects, except as otherwise described in this Schedule 13D, to the Stockholder Agreements entered into with US Venture, Brentwood, Ambassadors, and AmEx Travel is attached as Exhibit 4 hereto. A form of stockholder agreement which is substantially similar in all material respects, except as otherwise described in this Schedule 13D, to the Stockholder Agreements entered into with Messrs. Maier and Whilden is attached as Exhibit 5 hereto.

       Under the Stockholder Agreements, the Stockholder Parties granted to Offeror an option (the "OPTION") to purchase all, but not less than all, of their shares, whether now owned or later acquired (the "OPTIONED SHARES"). Offeror may exercise the Option at any time after the expiration or termination of all waiting periods under the Hart-Scott-Rodino Act applicable to such exercise. The Option terminates on the earliest of (a) the purchase of the Optioned Shares by the Offeror pursuant to the Offer, (b) the Effective Time, (c) the termination of the Merger Agreement, and (d) two days after termination or expiration of the Offer. If the Company receives an alternative proposal which meets certain conditions and the Company provides notice to Parent and Offeror that the Company is considering the alternative proposal, the Option may not be exercised for a period commencing on the date of such written notice and ending on the first to occur of: (1) written notice is provided, to Parent and Offeror from the Company that such alternative proposal is not being pursued, such notice shall be provided by the Company to Parent and Offeror in writing promptly upon any such determination and (2) the date on which the Company receives a written and binding offer from the Parent that the Board determines is at least as favorable, from a financial point of view, to the stockholders of the Company as the alternative proposal. Additionally, the Option may not be exercised unless Offeror purchased that number of Shares in the Offer (including the Option Shares) sufficient to satisfy the certain conditions described in Annex A to the Merger Agreement.

       The Stockholder Parties agreed:

       o to vote in favor of the Merger and in favor of any other action or agreement which would facilitate the transactions contemplated in the Merger Agreement.

       o not to vote in favor of any action or agreement which would result in a material breach of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement; and

       o to vote against any action or agreement which would impede, interfere with or attempt to discourage the Offer or the Merger.

       The Stockholder Parties further agreed not to:

       o sell or otherwise dispose of, or enter into any contract or other arrangement or understanding with respect to the sale or other disposition of, any of their Optioned Shares;

       o deposit any of their Optioned Shares into a voting trust, or grant any proxies or enter into a voting agreement with respect to any of their Optioned Shares;

       o except as permitted by the Merger Agreement, initiate, solicit or knowingly encourage, directly or indirectly, any inquiries or the making or implementation of any proposal that constitutes, or may reasonably be expected to lead to, any alternative proposal or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an alternative proposal, or agree to or endorse any alternative proposal;

       o take any action which would materially delay the consummation of the transactions contemplated by the Stockholder Agreement; or

       o engage in any action or knowingly omit to take any action which prevent such Stockholder Party from delivering its Optioned Shares or otherwise performing its obligations under the Stockholder Agreement.

       The AmEx Travel agreement differs from Exhibit 4 in that AmEx Travel agreed not to exercise any right or option to abstain from voting in favor of any sale of the Company to a non-approved buyer under the Standstill and Bring Along Agreement, dated September 14, 1999, between Amex Travel and the Company. Mr. Maier's agreement differs from Exhibit 5 in that it contains an additional provision regarding non-competition and non-solicitation.

       As of August 23, 2000, the Stockholder Parties currently hold, in the aggregate, 10,017,777 shares of Common Stock and one share of Preferred Stock (which is convertible into one share of Common Stock) representing approximately 28.5% of the issued and outstanding Common Stock of the Company. In addition, AmEx Travel holds warrants to purchase 1,460,046 shares of Common Stock which are immediately exercisable. According to the Company's Definitive Proxy Statement filed with the Securities and Exchange Commission on

May 30, 2000, Gadi Maier and Richard D.C. Whilden currently hold 743,675 and 15,000 options to purchase Common Stock, respectively, which are currently exercisable. If AmEx Travel, Mr. Gadi and Mr. Whilden exercise all of their currently exercisable warrants and options, the Stockholder Parties will hold approximately 32.8% of the issued and outstanding Common Stock of the Company.

       The Stockholder Parties also granted an irrevocable proxy to the Proxy Holders to vote their Optioned Shares at any meeting of stockholders or to act by written consent. The proxy terminates upon the expiration of the Option. The proxy may be revoked during any period in which the Option may not be exercised as long as the proxy is reinstated upon expiration of such period.

       The foregoing summary of the Merger Agreement, Assignment and Assumption Agreement and the Stockholder Agreements is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

       Except as indicated in this Schedule 13D, the Sabre Parties currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

       Pursuant to Rule 14d-2, Parent has caused to be filed with the Securities and Exchange Commission Schedules TO-C with respect to the Offer. Copies of such Schedules TO-C are available, and when filed, copies of a Schedule TO-T will be available, at the Securities and Exchange Commission public reference room and are also available at the Securities and Exchange Commission web site at http://www.sec.gov.

ITEM 5. INTERESTS IN SECURITIES OF THE COMPANY.

       (a). As a result of entering into the Stockholder Agreements, the Sabre Parties and the Proxy Holders may be deemed to own beneficially 10,017,778 Shares, or approximately 28.5% of the issued and outstanding Shares as of August 23, 2000. The Sabre Parties and the Proxy Holders do not currently own any Shares. Except as set forth in this Schedule 13D, none of the Proxy Holders, the Sabre Parties, nor, to the knowledge of the Sabre Parties , any executive officer or director of any of the Sabre Parties, is the "beneficial owner" of any such Shares, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

       (b). Pursuant to the Stockholder Agreements, the Sabre Parties and the Proxy Holders possess shared power to vote, or direct the vote of, the 10,0177,778 Shares held by the Stockholder Parties.

       (c). None of the Proxy Holders, the Sabre Parties nor, to the knowledge of the Sabre Parties, any executive officer or director of any of the Sabre Parties, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

       (d). Not applicable.

       (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

       Except as described in this Schedule 13D, none of the Proxy Holders, the Sabre Parties nor, to the knowledge of the Sabre Parties, any executive officer or director of any of the Sabre Parties', has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 is further described in the Merger Agreement and the Stockholder Agreements attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1   Executive Officers and Directors of the Sabre Parties

      Exhibit 2 Agreement and Plan of Merger, dated as of August 28, 2000, among Parent, Parent Sub and the Company

      Exhibit 3 Assignment and Assumption Agreement, dated August 31, 2000, by and among Parent Sub and Offeror.

      Exhibit 4 Form of Stockholder Agreement, dated as of August 28, 2000, among certain Stockholder Parties, Parent and Parent Sub

      Exhibit 5 Form of Stockholder Agreement, dated as of August 28, 2000, among certain Stockholder Parties, Parent and Parent Sub

      Exhibit 6 Joint Filing Agreement, dated September 1, 2000, among the Sabre Parties and the Proxy Holders

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                      SABRE HOLDINGS CORPORATION

                                      By:  /s/  JEFFERY M. JACKSON
                                         ----------------------------------
                                         Name: Jeffery Jackson
                                         Title: Chief Financial Officer



                                      GETTHERE ACQUISITION CORP.


                                      By:  /s/ JAMES E. MURPHY
                                         ----------------------------------
                                         Name:  James E. Murphy
                                         Title:   Treasurer



                                           /s/ JAMES E. MURPHY
                                         ----------------------------------
                                          James E. Murphy



                                          /s/ JAMES F. BRASHEAR
                                         ----------------------------------
                                          James F. Brashear



                                          /s/ JEFFERY M. JACKSON
                                         ----------------------------------
                                          Jeffery M. Jackson


Dated: September 1, 2000

                                  EXHIBIT INDEX

Exhibit 1    Executive Officers and Directors of the Sabre Parties

Exhibit 2 Agreement and Plan of Merger, dated as of August 28, 2000, among Parent, Parent Sub and the Company

Exhibit 3 Assignment and Assumption Agreement, dated August 31, 2000, by and among Parent Sub and Offeror.

Exhibit 4 Form of Stockholder Agreement, dated as of August 28, 2000, among certain Stockholder Parties, Parent and Parent Sub

Exhibit 5 Form of Stockholder Agreement, dated as of August 28, 2000, among certain Stockholder Parties, Parent and Parent Sub

Exhibit 6 Joint Filing Agreement, dated September 1, 2000, among the Sabre Parties and the Proxy Holders